UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13DA
                        (Amendment No. 1)

            Under the Securities Exchange Act of 1934



                  YUKON GOLD CORPORATION, INC.
_________________________________________________________________
                        (Name of Issuer)


            Common Stock, Par Value $0.0001 per share
_________________________________________________________________
                  (Title of Class of Securities


                            988480109
                  ____________________________
                         (CUSIP Number)


                        J. Malcolm Slack
     5920 Winston Churchill Blvd RR#1, Erin, Ontario NOB 1TO
                      (Phone:519-833-9827)
________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                            Copy to:

                       Jonathan H. Gardner
                        Kavinoky Cook LLP
                 726 Exchange Street; Suite 800
                    Buffalo, New York  14210


                        December 22, 2005
                     _______________________
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box __.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13DA
                         Amendment No. 1

CUSIP NO. 988480109

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13DA
                         Amendment No. 1

CUSIP NO. 988480109

1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       PETER SLACK

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)_X_

3.     SEC USE ONLY

4.     SOURCE OF FUNDS*

       PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Canada

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          147,500
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                     9.     SOLE DISPOSITIVE POWER
                            147,500

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     147,500 shares of common stock of the Issuer

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.42%

14.  TYPE OF REPORTING PERSON*

     IN

                          SCHEDULE 13DA
                         Amendment No. 1

INTRODUCTION

This Schedule 13DA amends the Schedule 13D filed by J. Malcolm Slack, Peter Slack, John Slack, Kathleen Young, Carol Slack and Wendy Slack on March 4, 2005. This Schedule 13DA reports the sale by Peter Slack of 2,500 shares of common stock of the Company on December 21, 2005 for a sale price of $0.88 per share. It also reports the resignation of J. Malcolm Slack as a director of the Issuer. No other items are amended hereby.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Persons hereby report aggregate beneficial ownership of 915,500 shares of common stock of the Issuer, representing 8.79% of outstanding shares of the Issuer. The percentage assumes that the number of Shares of common stock of the Issuer outstanding is 10,420,087 Shares (as reported in the Issuer's Form 10-Q as of October 31, 2005). The share percentages below have changed to reflect the sale of shares by Peter Slack and because there has been an increase in the number of shares outstanding since the last filing by the Reporting Persons on March 4, 2005. Item 5 is hereby amended to read as follows.


     The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 915,500 shares of the Issuer:

                                                Percentage of
                                   Number Of      Outstanding
Shares Held in the Name of            Shares     Security (1)

J. Malcolm Slack                     168,000            1.61%


Peter Slack                          147,500            1.42%

John Slack                           150,000            1.44%

Kathleen Young                       150,000            1.44%

Carol Slack                          150,000            1.44%

Wendy Slack                          150,000            1.44%
                                   ---------          -------

                      TOTAL          915,500            8.79%

  (1) The foregoing percentages assume that the number of Shares of the Issuer outstanding is 10,420,087 Shares (as reported in the Issuer's Form 10-Q as of October 31,
       2005).

(b) The Reporting Persons have sole voting and dispositive power with respect to 915,500 shares of common stock.

(c) The following sales of the Shares were effected on the following dates:

                                             Price/Share (in
                                             Dollars
Sale In The Name               Number of     Commissions not
       Of           Date       Shares        included)


Peter Slack       12/21/2005   2,500         US$.88



These transactions were effectuated through a private placement.

(d) Not applicable

(e) Not applicable

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     J. Malcolm Slack is no longer a Director of the Issuer. He a consultant to the Issuer

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          not applicable

                           SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


DATED this 22nd day of December, 2005.


s/Peter Slack
  Peter Slack